UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2002

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” S.A.
(Exact Name of Registrant as Specified in Its Charter)

DELHAIZE BROTHERS
AND CO. “THE LION” ESTABLISHMENT
(Translation of Registrant’s Name into English)

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No   X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

JUNE 13, 2002	FOR IMMEDIATE RELEASE

Contacts:	Guy Elewaut:	+ 32 (0)2 412 29 48
	Geoffroy d’Oultremont:	+ 32 (0)2 412 83 21
	Amy Shue (U.S. investors):	+ 1 (704) 633-8250, ext. 2529
	Ruth Kinzey (U.S. media):	+ 1 (704) 633-8250, ext. 2118

DELHAIZE GROUP DIRECTOR RESIGNS

BRUSSELS, Belgium — June 13, 2002 — Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announced today the resignation of Marcel Degroof from the Board of Directors of Delhaize Group.

In a letter of resignation to the Board of Directors dated June 13, 2002, Marcel Degroof stated he was resigning to avoid any potential embarrassment for Delhaize Group with respect to the recent settlement between the U.S. Securities and Exchange Commission and certain members of his family.

“I sincerely express my thanks to Marcel Degroof for having chosen, without hesitation, for a decision that protects best the interest of the Company,” said Gui de Vaucleroy, Chairman of the Board of Directors of Delhaize Group. In a separate letter to the Board, Gui de Vaucleroy expressed his appreciation to Marcel Degroof for his service and contribution over many years to the growth and welfare of the company as a member of the Board. Marcel Degroof has been a director of Delhaize Group since 1985.

Delhaize Group confirms that it has an existing written policy against insider trading and that it will continue to regularly reaffirm it to its directors, officers and employees.

DELHAIZE GROUP

Delhaize Group is a Belgian food retailer present in ten countries on three continents. At the end the first quarter of 2002, Delhaize Group’s sales network consisted of 2,456 stores. In 2001, Delhaize Group posted EUR 21.4 billion in sales and cash earnings of EUR 339.0 million. Delhaize Group employs approximately 147,000 people. Delhaize Group is listed on Euronext Brussels and the New York Stock Exchange.

This press release is available in English, French and Dutch. You can also find it on the recently renewed web site http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Safe Harbor

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize Group’s current expectations. Delhaize Group’s actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2000 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” S.A.

Date:	June 14, 2002	By:	/s/ Michael R. Waller

Michael R. Waller Senior Vice President

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